FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    December, 1998

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Chairman of the Board and CEO

TABLE I Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    Line 1-Common Stock
    Line 2-Common Stock
    Line 3-Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1-December 30, 1998
    Line 2-December 30, 1998
    Line 3-December 30, 1998

3.  Transaction Code (Instr. 8)

    Line 1-Code: M; V: Voluntary
    Line 2-Code: M; V: Voluntary
    Line 3-Code: M; V: Voluntary

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 44,936 shares; A or D:  Acquired; Price:  $3.50 per share
    Line 2 - Amount: 74,726 shares; A or D:  Acquired; Price:  $4.13 per share
    Line 3 - Amount: 47,800 shares; A or D:  Acquired; Price:  $3.31 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 561,112 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

     70,411 Shares Direct
    490,701 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. Geddes is the General Partner.


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $3.50 per share
    Line 2 - $4.13 per share
    Line 3 - $3.31 per share

3.  Transaction Date (Month/Day/Year)

    Line 1 - December 30, 1998
    Line 2 - December 30, 1998
    Line 3 - December 30, 1998

4.  Transaction Code (Instr. 8)

    Line 1 - Code: M; V: Voluntary
    Line 2 - Code: M; V: Voluntary
    Line 3 - Code: M; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Code:  D;  Exercised Call Option as to 44,936 Shares
    Line 2 - Code:  D;  Exercised Call Option as to 74,726 Shares
    Line 3 - Code:  D;  Exercised Call Option as to 47,800 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  July 15, 1993
    Line 1 - Expiration Date:   July 15, 2002
    Line 2 - Date Exercisable:  December 8, 1996
    Line 2 - Expiration Date:   December 8, 2005
    Line 3 - Date Exercisable:  January 2, 1998
    Line 3 - Expiration Date:   January 2, 2007

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 44,936 Shares Line 2 - Title: Common Stock; Amount or Number of Shares: 74,726 Shares Line 3 - Title: Common Stock; Amount or Number of Shares: 47,800 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Line 1 - 482,131 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/ Ray A. Geddes                                       January 7, 1999
**Signature of Reporting Person                            Date